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                               May 7, 2020

       Fr d ric Cren
       Chief Executive Officer
       Inventiva S.A.
       50 rue de Dijon
       21121 Daix France

                                                        Re: Inventiva S.A.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 10,
2020
                                                            CIK No. 0001766594

       Dear Mr. Cren:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed on April 10, 2020

       Cover Page

   1. We note your disclosure that the closing price of your ordinary shares on Euronext Paris was  ___ per ordinary
share. Additionally, we note your statements on page 200 that your underwriters propose to
offer the shares at the offering price set forth on the cover page but may change the
offering price and other selling terms if all the ADSs are not sold at the offering price.
Therefore, it is not clear whether the closing price you intend to provide will be a bona fide
price. Please clarify that you intend to sell the ADSs at the closing price on the date
indicated or revise your cover page to provide a bona fide range.
                                                        Alternatively, you may
use the most recent home market trading price, converted to US dollars at the most
recent exchange rate, assuming the U.S. IPO price will be substantially
 Fr d ric Cren
Inventiva S.A.
May 7, 2020
Page 2
         similar to the home market trading price.
Implications of Being a Foreign Private Issuer, page 7

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Management's Discussion and Analysis of Financial Condition and Results of Operations
General and Administrative , page 86

3. We note your disclosure here on page 86 as well as on page 85 that following the application of IFRS 16 only rent that is exempt from IFRS 16 is recognized as an expense.
         Please revise the filing to explain the basis of this statement, and tell us the accounting literature relied upon. Clearly identify where the depreciation and interest expense recorded from lease transactions under IFRS 16 are reported on your income statement.
         Explain the extent to which such amounts are allocated to general and administrative expense or research and development expenses line items, and how comparability is affected.
Validating Collaboration, page 99

4. We note that you received a 3.5 million in 2019. Please file your drug discovery collaboration agreement with AbbVie as an exhibit to your filing, or provide us with your updated analysis as to why it need not be filed under Item 601 of Regulation S-K.
       You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameFr d ric Cren                                Sincerely,
Comapany NameInventiva S.A.
                                                               Division of
Corporation Finance
May 7, 2020 Page 2                                             Office of Life
Sciences
FirstName LastName